

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2024

Justin Clausen
Chief Financial Officer
Ames National Corporation
405 Fifth Street
Ames, IA 50010

> **Re: Ames National Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 000-32637**

Dear Justin Clausen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance